For the fiscal year ended (a) 12/31/96
File number (c)811-5510

                                  SUB-ITEM 77 D


                 Policies with Respect to Securities Investments

     On October 30, 1996, the Shareholders approved an investment policy modification eliminating the Fund's fundamental investment restriction relating to investment in securities of unseasoned issuers, as described in the Fund's proxy statement.





























n-sar/pif2-97/77d